UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 18, 2012
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on April 18, 2012, entitled "Statoil accepts bid for Statoil Fuel & Retail – further strengthens upstream focus".

Statoil accepts bid for Statoil Fuel & Retail – further strengthens upstream focus

Statoil ASA's Board of Directors (OSE: STL, NYSE: STO) has decided to pre-accept, subject to certain conditions, a cash offer from Alimentation Couche-Tard (TSX: ATD.A and ATD.B) for the shares in the listed energy and retail company Statoil Fuel & Retail ASA (OSE: SFR) at a consideration of NOK 53 per share (adjusted for any dividends and other distributions after 31 December 2011). The proceeds for Statoil's 54 % stake in the company are estimated to NOK 8.6 billion (USD 1.5 billion), assuming successful closing of the transaction.

The offer delivers a premium of 53 % to the current trading price. The parties expect to complete the transaction during the second quarter of 2012. As a result of the transaction, Statoil Fuel & Retail will no longer be consolidated in Statoil ASA's accounts.

Statoil chief financial officer Torgrim Reitan says: "We believe Alimentation Couche-Tard is a strong industrial buyer and that the price is attractive. The offer, which is recommended by the board and management of Statoil Fuel & Retail, provides a good outcome for all parties."

"This transaction provides shareholders in Statoil Fuel & Retail with the opportunity to realise a substantial return since the IPO in 2010. It will allow Statoil Fuel & Retail to pursue its strategy under new and long term industrial ownership, for the benefit of its customers and employees. For Statoil, it frees up capital, streamlines our portfolio and enables us to further strengthen our focus as a technology focused upstream energy company, in line with our strategy," says Reitan.

"This transaction marks another milestone in Statoil's strategic progress over the past years. We have proven our ability to deliver competitive returns since our IPO in 2001. With a premium project portfolio and a strong commitment to leverage our competitive strengths, we will continue our journey", Reitan says.

The energy and retail business has different drivers for value creation compared to Statoil's core business. That is why Statoil in 2010 decided to establish Statoil Fuel & Retail as a company listed on the Oslo Stock Exchange. At the time of the IPO, it was announced that the size and time horizon of Statoil's ownership would be tailored to develop shareholder value for Statoil Fuel & Retail and for Statoil.

Statoil Fuel & Retail holds a non-exclusive right to use the Statoil name until 30 September 2019, in line with the agreement entered into at the time of the IPO. Statoil Fuel & Retail is also the beneficial owner of the droplet logo. As part of a range of transitional services being provided, Statoil will continue to provide operational support services for a specified period of time. Key commercial agreements, including sale of refined oil products, will also continue.

For more information, please contact:
Investor relations
Hilde Merete Nafstad, senior vice president investor relations,
Tel: + 47 957 83 911 (mobile)

Morten Sven Johannessen, vice president,
investor relations North America,
Tel: +1 203 570 2524 (mobile)

Media relations
Bård Glad Pedersen, press spokesperson,
Tel: +47 91 80 17 91 (mobile)

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: April 18, 2012	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer